UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ADVANCED MICRO DEVICES, INC.

(Name of Subject Company (Issuer))

ADVANCED MICRO DEVICES, INC.

(Names of Filing Persons (Issuer))

6.00% Convertible Senior Notes due 2015

(Title of Class of Securities)

007903 AK3

007903 AL1

(CUSIP Number of Class of Securities)

Harry A. Wolin, Esq.

Senior Vice President, General Counsel and Secretary

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

Phone: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$452,625,000	$58,299

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 6.00% Convertible Senior Notes due 2015 (the “Notes”) assuming that $425,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,065 per $1,000 principal amount.
**	The amount of the filing fee equals $128.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58,299	Filing Party:	Advanced Micro Devices, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended by Amendment No. 1 to Schedule TO filed with the SEC on February 26, 2014 and Amendment No. 2 to Schedule TO filed with the SEC on March 5, 2014, by Advanced Micro Devices, Inc. (“AMD” or the “Company”), in connection with its offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2014 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $425,000,000 aggregate principal amount of AMD’s outstanding 6.00% Convertible Senior Notes due 2015 (the “Notes”).

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, Amendment No. 1, Amendment No. 2, the Offer to Purchase and the related Letter of Transmittal.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers.

The information set forth in the Offer to Purchase is amended and supplemented by the following information:

The Offer expired at 12:00 midnight, New York City time, on March 19, 2014, which we refer to as the Expiration Date. The Company has been advised by Mackenzie Partners, Inc., as Information Agent and Depositary, that, pursuant to the terms of the Offer, Notes with an aggregate principal amount of $423,282,000 were validly tendered and not withdrawn prior to the Expiration Date. The Company has accepted for purchase $423,282,000 aggregate principal amount of the Notes validly tendered and not withdrawn at a purchase price of $1,065 per $1,000 principal amount of Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of approximately $460,601,000 will be delivered promptly by The Depository Trust Company to the tendering holders on a pro rata basis, based on the aggregate principal amount of Notes validly tendered and not withdrawn in the Offer. After the purchase pursuant to the Offer, $42,310,000 aggregate principal amount of the Notes remain outstanding. The full text of the Company’s press release, dated March 20, 2014, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated by herein by reference.

Item 11.	Additional Information.

(b)	Other Material Information.

The table included in section of the Offer to Purchase titled “Incorporation of Documents by Reference” is amended and supplemented by adding the following entries at the end of the table:

•	Current Report on Form 8-K filed on March 20, 2014

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated February 20, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(A)	Press Release Regarding Offer, dated February 20, 2014 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed February 20, 2014).

(a)(5)(B)**	Press Release Regarding Completion of Offer, dated March 20, 2014 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed March 20, 2014).

(b)	Indenture governing the 6.75% Senior Notes due 2019, including the Form of 6.75% Note, dated February 26, 2014, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

(d)(3)	1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(4)	1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(5)	2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(6)	2004 Equity Incentive Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Registration Statement on Form S-8 filed with the SEC on July 19, 2013, is hereby incorporated by reference.

(d)(7)	2011 Executive Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended April 2, 2011, is hereby incorporated by reference.

(d)(8)	1995 Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(9)	ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 filed with the SEC on October 30, 2006, is hereby incorporated by reference.

(d)(10)	SeaMicro, Inc. Amended and Restated 2007 Equity Incentive Plan, filed as Exhibit 10.1 on AMD’s Registration Statement on Form S-8, filed with the SEC on March 23, 2012, is hereby incorporated by reference.

(d)(11)	AMD’s U.S. Stock Option Program for Options Granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(12)	AMD’s Stock Option Program for Employees Outside the U.S. for Options Granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(13)	AMD’s U.S. Stock Option Program for Options Granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(14)	Form of Stock Option Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(15)	Form of Stock Option Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(16)	Form of Stock Option Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(17)	Form of Stock Option Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(18)	Form of Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(19)	Form of Restricted Stock Unit Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(20)	Form of Restricted Stock Unit Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(21)	Form of Restricted Stock Unit Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(22)	Form of Performance-Based Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2013, is hereby incorporated by reference.

(d)(23)	Outside Director Equity Compensation Policy, amended and restated as of October 20, 2011, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, is hereby incorporated by reference.

(d)(24)	AMD Executive Severance Plan and Summary Plan Description for Senior Vice Presidents, effective June 1, 2013, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated June 7, 2013, is hereby incorporated by reference.

(d)(25)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(26)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(27)	Indenture governing the 7.75% Senior Notes due 2020, including the Form of 7.75% Note, dated August 4, 2010 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Form 8-K dated August 4, 2010, is hereby incorporated by reference.

(d)(28)	Indenture governing the 7.50% Senior Notes due 2022, including the Form of 7.50% Note, dated as of August 15, 2012 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Form 8-K dated August 15, 2012, is hereby incorporated by reference.

(d)(29)	Indenture, governing the 8.125% Senior Notes due 2017, including the Form of 8.125% Note, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

(d)(30)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.

(d)(31)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.

(d)(32)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(33)	Indenture governing the 6.75% Senior Notes due 2019, including the Form of 6.75% Note, dated February 26, 2014, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(d)(34)	Registration Rights Agreement, dated February 26, 2014, between Advanced Micro Devices, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Micro Devices, Inc.

By:	/s/ Harry A. Wolin
Name:	Harry A. Wolin
Title:	Senior Vice President, General Counsel and Secretary

Dated: March 20, 2014

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated February 20, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(A)	Press Release Regarding Offer, dated February 20, 2014 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed February 20, 2014).

(a)(5)(B)**	Press Release Regarding Completion of Offer, dated March 20, 2014 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed March 20, 2014).

(b)	Indenture governing the 6.75% Senior Notes due 2019, including the Form of 6.75% Note, dated February 26, 2014, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K filed August 3, 2009, is hereby incorporated by reference.

(d)(3)	1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(4)	1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(5)	2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(6)	2004 Equity Incentive Plan, as amended and restated, filed as Exhibit 10.1 to AMD’s Registration Statement on Form S-8 filed with the SEC on July 19, 2013, is hereby incorporated by reference.

(d)(7)	2011 Executive Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended April 2, 2011, is hereby incorporated by reference.

(d)(8)	1995 Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(9)	ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 filed with the SEC on October 30, 2006, is hereby incorporated by reference.

(d)(10)	SeaMicro, Inc. Amended and Restated 2007 Equity Incentive Plan, filed as Exhibit 10.1 on AMD’s Registration Statement on Form S-8, filed with the SEC on March 23, 2012, is hereby incorporated by reference.

(d)(11)	AMD’s U.S. Stock Option Program for Options Granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(12)	AMD’s Stock Option Program for Employees Outside the U.S. for Options Granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(13)	AMD’s U.S. Stock Option Program for Options Granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(14)	Form of Stock Option Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(15)	Form of Stock Option Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(16)	Form of Stock Option Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(17)	Form of Stock Option Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(18)	Form of Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(19)	Form of Restricted Stock Unit Agreement (Non-U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(20)	Form of Restricted Stock Unit Agreement (U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(21)	Form of Restricted Stock Unit Agreement (Non-U.S. Senior Vice Presidents and Above) under the 2004 Equity Plan, filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended June 26, 2010, is hereby incorporated by reference.

(d)(22)	Form of Performance-Based Restricted Stock Unit Agreement (U.S.) under the 2004 Equity Incentive Plan, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2013, is hereby incorporated by reference.

(d)(23)	Outside Director Equity Compensation Policy, amended and restated as of October 20, 2011, filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, is hereby incorporated by reference.

(d)(24)	AMD Executive Severance Plan and Summary Plan Description for Senior Vice Presidents, effective June 1, 2013, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated June 7, 2013, is hereby incorporated by reference.

(d)(25)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(26)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(27)	Indenture governing the 7.75% Senior Notes due 2020, including the Form of 7.75% Note, dated August 4, 2010 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Form 8-K dated August 4, 2010, is hereby incorporated by reference.

(d)(28)	Indenture governing the 7.50% Senior Notes due 2022, including the Form of 7.50% Note, dated as of August 15, 2012 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Form 8-K dated August 15, 2012, is hereby incorporated by reference.

(d)(29)	Indenture, governing the 8.125% Senior Notes due 2017, including the Form of 8.125% Note, dated November 30, 2009 between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated December 1, 2009, is hereby incorporated by reference.

(d)(30)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed November 16, 2007, is hereby incorporated by reference.

(d)(31)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed October 16, 2008, is hereby incorporated by reference.

(d)(32)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K filed December 8, 2008, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(33)	Indenture governing the 6.75% Senior Notes due 2019, including the Form of 6.75% Note, dated February 26, 2014, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(d)(34)	Registration Rights Agreement, dated February 26, 2014, between Advanced Micro Devices, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated February 26, 2014, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.
**	Filed herewith.